

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 04/24/2017 02:51 PM
ID Number: 20171315258

Document number: 20171315258
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

BlockFrame, Inc.

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

Street address: 6215 Corporate Dr, Ste 101 *(Street number and name)*

Colorado Springs *(City)* CO *(State)* 80919 *(ZIP/Postal Code)*

(Province – if applicable) United States *(Country)*

Mailing address (leave blank if same as street address): *(Street number and name or Post Office Box information)*

(City) *(State)* *(ZIP/Postal Code)*

(Province – if applicable) *(Country)*

3. The registered agent name and registered agent address of the corporation's initial registered agent are

Name (if an individual): Rossi *(Last)* Tony *(First)* *(Middle)* *(Suffix)*

or

(if an entity):

(Caution: Do not provide both an individual and an entity name.)

Street address: 6215 Corporate Dr, Ste 101 *(Street number and name)*

Colorado Springs *(City)* CO *(State)* 80919 *(ZIP/Postal Code)*

Mailing address (leave blank if same as street address): *(Street number and name or Post Office Box information)*

(City) CO *(State)* *(ZIP/Postal Code)*

(The following statement is adopted by marking the box.)

☑ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual)

Rossi	Tony		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

or

(if an entity) _____

(Caution: Do not provide both an individual and an entity name.)

Mailing address

6215 Corporate Dr, Ste 101
(Street number and name or Post Office Box information)

_____

Colorado Springs	CO	80919
(City)	*(State)*	*(ZIP/Postal Code)*

_____ United States .
(Province – if applicable) (Country)

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

◯ The corporation is authorized to issue _____ common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

◉ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☑ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are _____.
(mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Rossi   Tony   _____   _____
(Last)   *(First)*   *(Middle)*   *(Suffix)*

6215 Corporate Dr, Ste 101
(Street number and name or Post Office Box information)

_____

Colorado Springs   CO   80919
(City)   *(State)*   *(ZIP/Postal Code)*

_____   United States .
(Province – if applicable)   *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Attachment to Articles of Incorporation of BlockFrame, Inc.

1. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows:

      1.1 The corporation's common stock shall consist of two classes of shares, namely (i) Class "A" shares of common stock that grant to the holder the right to elect members of the Board of Directors and to vote on decisions affecting the business and affairs of the corporation submitted to the shareholders for approval from time to time, and (ii) Class "B" shares of common stock that do not grant to the holder the right to elect members of the Board of Directors or to vote on decisions affecting the business and affairs of the corporation that are submitted to the shareholders from time to time. Except for the voting and non-voting distinction described above, the holders of Class "A" voting shares and Class "B" non-voting shares shall have identical rights and preferences.

      1.2 Each outstanding Class "A" share shall be entitled to one (1) vote, and each fractional Class "A" share, if any, shall be entitled to a corresponding fractional vote, on each matter submitted to a vote of the Class "A" shareholders. Upon the demand of any Class "A" shareholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote, except as otherwise provided by these Articles of Incorporation, the laws of the State of Colorado, or the By-laws of the corporation.

      1.3 The corporation is authorized to issue 650,000 shares of Class "A" stock.

      1.4 The corporation is authorized to issue 350,000 shares of Class "B" stock.

      1.5 The corporation by action of its Board of Directors may, but shall not be obliged to, (i) issue a certificate for a fractional share, (ii) pay in cash the value, as determined by the Board of Directors, of fractions of a share, or (iii) by action the Board of Directors, may issue in lieu of a certificate for a fractional share scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share on the surrender of such scrip aggregating a full share. As used herein, "scrip" shall mean a temporary certificate issued for exchange later into a certificate for shares of the corporation. A certificate for a fractional share shall, but scrip shall not, unless otherwise provided, entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause the scrip to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the condition that the shares for which the scrip is exchangeable may be sold by the corporation and the proceeds distributed to the holders of the scrip, or subject to any other conditions which the Board of Directors may deem advisable.

      1.6 Pursuant to C.R.S. §7-114-102, the corporation may be dissolved by the affirmative vote of a simple majority of the Class "A" shares then issued and outstanding.

1.8 The foregoing information regarding shares authorized by the corporation is provided herein pursuant to C.R.S. §7-106-101.

Second Amendment
to the Articles of Amendment to the Articles of Incorporation of BlockFrame, Inc. dated
05/30/2017 03:12 PM

The following changes have been made following the BOD action on April 7, 2023, as follows:

      1.2 Paragraph 1.2 is hereby rescinded in its entirety and replaced by the following: "Each outstanding Class "A" share shall be entitled to one thousand (1000) votes, and each fractional Class "A" share, if any, shall be entitled to a corresponding fractional vote, on each matter submitted to a vote of the Class "A" shareholders. Each vote by a Shareholder of Class B stock shall count as one (1) vote on each matter allowed for voting of Class "B" shareholders. Upon the demand of any Class "A" shareholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote, except as otherwise provided by these Articles of Incorporation, the laws of the State of Colorado, or the By-laws of the corporation."

      1.3 Paragraph 1.3 is hereby rescinded in its entirety and replaced by the following: "The corporation is authorized to issue twenty-six million (26,000,000) shares of Class "A" stock. of which the active issued Class "A" stock is twenty-six million (26,000,000) shares."

      1.4 Paragraph 1.4 is hereby rescinded in its entirety and replaced by the following: "The corporation is authorized to issue up to seventy-four million (74,000,000) shares of Class "B" stock, of which the active issued Class "B" stock is twenty-four million (24,000,000) shares."



E-Filed

Colorado Secretary of State
ID#: 20171315258
Document #: 20248109919
Filed on: 10/20/2024 02:57:51 PM
Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

   ID number 20171315258
   (Colorado Secretary of State ID number)

   Entity name BlockFrame, Inc.

2. The new entity name (if applicable) is ______________________.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
   ☒ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

   The delayed effective date and, if applicable, time of this document is/are ______________________.
   (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Lambert	Kent	Douglas	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

990 Point of the Pines Dr
(Street name and number or Post Office Box information)

Colorado Springs	CO	80919-8142
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Third Amendment
to the Second Amendment to the Articles of Incorporation of BlockFrame, Inc., dated
05/30/2017 03:12 PM

The following changes have been made pursuant to the BlockFrame, Inc., BOD action on September 27, 2024, as follows:

 1.4. Paragraph 1.4 is hereby rescinded in its entirety, and replaced by the following: "The corporation is authorized to issue up to seventy-four million (74,000,000) shares of Class "B" stock, of which the active issued Class "B" stock is twenty-eight million (28,000,000) shares."



E-Filed

Colorado Secretary of State
ID#: 20171315258
Document #: 20248171872
Filed on: 10/31/2024 02:40:34 PM
Paid: $25.00

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.coloradosos.gov.

ABOVE SPACE FOR OFFICE USE ONLY

Amended and Restated Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-110-107 and §7-90-304.5 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

ID number 20171315258
(Colorado Secretary of State ID number)

Entity name BlockFrame, Inc.

2. The new entity name (if applicable) is ______________________.

3. The amended and restated constituent filed document is attached.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are ______________________.
(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Lambert	Kent	Douglas	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

990 Point of the Pines Dr
(Street name and number or Post Office Box information)

Colorado Springs	CO	80919
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Fourth Amendment
to the Third Amendment to the Articles of Incorporation of BlockFrame, Inc., dated 05/30/2017 03:12 PM

The following changes have been made pursuant to the BlockFrame, Inc., BOD action on October 31, 2024, as follows:

1.1. Paragraph 1.1 is hereby rescinded in its entirety, and replaced by the following: "1.1 The corporation's common stock shall consist of two classes of shares, namely (i) Class "A" shares of common stock that grant to the holder the right to elect members of the Board of Directors and to vote on decisions affecting the business and affairs of the corporation submitted to the shareholders for approval from time to time, and (ii) Class "B" shares of common stock that do not grant to the holder the right to elect members of the Board of Directors but do grant to the holder the right to vote on decisions affecting the business and affairs of the corporation that are submitted to the shareholders from time to time."